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                              June 22, 2020

       Chris Hollowood
       Executive Chairman
       Freeline Therapeutics Holdings Ltd
       Stevenage Bioscience Catalyst
       Gunnels Wood Road
       Stevenage, Hertfordshire SG1 2FX

                                                        Re: Freeline
Therapeutics Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 12,
2020
                                                            File No. 377-03158

       Dear Dr. Hollowood:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Summary
       Our Strengths, page 6

   1. We note your response to comment 5, which we reissue. Please remove statements claiming that your
therapeutic solutions and technology have the potential to be "best-in-
                                                        class." This term
suggests that your product candidates are effective, likely to be approved and compare favorably
to competitive products. It is premature for you to make such statements or
implications.
   2. We note your response to comment 6, which we reissue. We note that on page 169 of the document, you disclose
that you face "substantial competition from many different
                                                        sources" in the gene
therapy and inherited systemic disease fields, including established
 Chris Hollowood
Freeline Therapeutics Holdings Ltd
June 22, 2020
Page 2
      pharmaceutical companies and other clinical-stage biotechnology companies that are developing therapies in your targeted indications. We also note that your product candidates are still at an early stage of development and that you have yet to complete a clinical trial for either of your lead candidates. Please explain why you are a leader in developing potential treatments for inherited systemic diseases or revise your disclosure.
       You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameChris Hollowood
                                                            Division of
Corporation Finance
Comapany NameFreeline Therapeutics Holdings Ltd
                                                            Office of Life
Sciences
June 22, 2020 Page 2
cc:       Marcel Fausten
FirstName LastName